Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

May 9, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Kate Beukenkamp

Re:          Avante Systems, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed April 7, 2011
File No.: 333-171305

Dear Ms. Beukenkamp:

We have been retained by Avante Systems, Inc.  (the “Company”) to respond to the April 15, 2011 letter by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission’s Division of Corporation Finance, on the Company’s Registration Statement on Form S-1/A filed April 7, 2011. The letter contains one remaining comment, which provides as follows:

general

1.
we note your response to prior comment one in our letter dated April 4, 2011 and continue to believe that because your company is a shell company any selling shareholder reselling their shares in a registered offering are considered underwriters.  Our reference to SEC Release 33-8869 was intended to illustrate this position as follows: The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information  (form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company’s securities.

In response to this comment, the Company has revised the registration statement to identify all selling shareholders as underwriters.

If you have any further comments, please contact me.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.